
02005091



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 1 4 2002
WASH. D.C.
456

V 62-20-02

STATES
IANGE COMMISSION
D.C. 20549

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SEC FILE NUMBER
8-42490

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VALORES FINAMEX INTERNATIONAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street - 28th Floor

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco Vega (212) 572-3580

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP

(Name — if individual, state last, first, middle name)

575 Madison Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marco Vega ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valores Finamex International, Inc. ______________________, as of November 30, ______, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public


VALERIE ADELE CARLISE
Notary Public - State of New York
NO. 01CA5078237
Qualified in Westchester County
My Commission Expires Oct 15, 20

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALORES FINAMEX INTERNATIONAL, INC.

(a wholly-owned subsidiary of
Valores Finamex Corp.)

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2001

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Valores Finamex International, Inc.

We have audited the accompanying statement of financial condition of Valores Finamex International, Inc. (the "Company"), a wholly-owned subsidiary of Valores Finamex Corp., as of November 30, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Valores Finamex International, Inc. as of November 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Richard A. Eisner & Company LLP

New York, New York
December 21, 2001

VALORES FINAMEX INTERNATIONAL, INC.
(a wholly-owned subsidiary of Valores Finamex Corp.)

Statement of Financial Condition
November 30, 2001

ASSETS	
Cash and cash equivalents	$ 173,163
Receivable from brokers and dealers	252,837
Securities owned:	
Mexican government obligations, at market value	736,471
U.S. government obligations, at market value	1,280,469
Corporate equity, at fair value	15,000
Receivable from affiliated entity	53,272
Receivable from parent (including a deferred tax asset of $20,000)	931,248
Other assets	19,993
	$ 3,462,453
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 115,809
Stockholder's equity:	
Capital stock ($1.00 par value; 100 shares, authorized, issued and outstanding)	100
Additional paid-in capital	2,662,396
Retained earnings	684,148
	3,346,644
	$ 3,462,453

See notes to statement of financial condition

VALORES FINAMEX INTERNATIONAL, INC.
(a wholly-owned subsidiary of Valores Finamex Corp.)

Notes to Statement of Financial Condition
November 30, 2001

NOTE A - ORGANIZATION

Valores Finamex International, Inc. (the "Company") is a broker-dealer specializing in Mexican securities and accepts customer orders but clears the orders through other broker dealers on a fully disclosed basis. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of Valores Finamex Corp. (the "Parent"). The Parent is a wholly-owned subsidiary of Valores Finamex, S.A. de C.V. ("VFSA"), a broker-dealer incorporated in the United Mexican States.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Securities transactions:

Securities owned and securities sold, but not yet purchased are stated at market value or at management's estimate of fair value. All Mexican securities are denominated in U.S. dollars.

[2] Cash equivalents:

The Company defines cash equivalents as highly liquid investments with maturities of three months or less when purchased, other than those held for sale in the ordinary course of business.

[3] Income taxes:

The Company's results from operations will be included in the Parent's federal, state and local tax returns, which is filed on a consolidated basis. It is the parent's policy to allocate a provision for taxes to the Company based on the tax that would have been determined on a separate tax return basis. Benefits to the extent available in the consolidated group are credited to the Company on a pro rata basis. Receivable from parent includes $121,000 net of a deferred tax asset of $20,000, representing the Company's tax liability for the year ended November 30, 2001.

On November 30, 2001, the Company had a deferred tax asset of approximately $84,000, which relates to net unrealized losses and was offset by a valuation allowance of $64,000, since the Company may not have the future capital gains to utilize the capital losses. The remaining deferred tax asset of $20,000 will be utilized to offset capital gains that were realized in the year ended November 30, 2001.

[4] Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

NOTE C - RECEIVABLE FROM BROKERS AND DEALERS

The clearing and depository operations for the Company's and customers' securities transactions are provided by two brokers (Bear Stearns & Co. Inc and VFSA) pursuant to clearance agreements. At November 30, 2001, securities owned reflected in the statement of financial condition are security positions with these clearing brokers.

VALORES FINAMEX INTERNATIONAL, INC.
(a wholly-owned subsidiary of Valores Finamex Corp.)

Notes to Statement of Financial Condition
November 30, 2001

NOTE C - RECEIVABLE FROM BROKERS AND DEALERS (CONTINUED)

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If such agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract amount of the transaction.

NOTE D - RELATED PARTY TRANSACTIONS

The Company executes all Mexican securities transactions through VFSA. Under a revenue sharing agreement, VFSA receives 50% of all commission revenue earned on these securities transactions. As of November 30, 2001, the Company had $53,073 of commission receivable from VFSA, which is included in the receivable from affiliated entity.

The Company shares office space and employees with the Parent. In addition, the Parent allocates a percentage of all other expenses to the Company, with the exception of execution, clearing, and interest expense, which are paid directly by the Company.

NOTE E - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company uses the aggregate indebtedness method permitted by the Rule which requires the Company to maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At November 30, 2001, the Company had net capital of $2,154,490, which exceeded its requirement by $1,904,490. The Company's ratio of aggregate indebtedness to net capital was .05 to 1 at November 30, 2001.

Pursuant to cash reserve requirements of the SEC's Rule 15c3-3, the Company may be required to deposit funds in a reserve account for customers. At November 30, 2001, there was no cash reserve required under this rule.